FORM 5		U.S. SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
[ ] Check box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Required Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
of the Public Utility Holding Company Act of 1935 or Section 30(f)
of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Hunter, Samuel E.			2. Issuer Name and Ticker or Trading Symbol Diversified Corp Resources "HIR"			6. Relationship of Reporting Person to Issuer (Check all applicable) _x_ Director ___ 10% Owner __ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 501 East 87th St. #17F			3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####		4. Statement for Month/Year 12/31/02	7. Individual or Joint/Group Filing (Check applicable line) _x_ Form filed by one Reporting Person ___ Form filed by more than one Reporting Person
(Street) New York, NY 10128					5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (1) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	9/25/02		12,000	A	.30	34,500	D

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

FORM 5 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Trans-action Date (Month/ Day/ Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Security (Instr. 5)	9. Number of Deriva- tive Securities Benefi-cially Owned at End of Year (Instr. 4)	10. Owner- ship of Derivative Security: Direct (D) or (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exer- cisable	Expira- ion Date	Title	Amount or Number of Shares
Director Stock Option Right to Buy	$3.00					(3)	12/31/01	Common Stock	5,000		5,000	D
Director Stock Option Right to Buy	$4.00					(3)		"	10,000		10,000	D
Director Stock Option Right to Buy	$5.00					(3) (4)	7/31/02	"	20,000		20,000	D
Director Stock Option Right to Buy	$12.75					(3)	4/28/03	"	5,000		5,000	D
Director Stock Option Right to Buy	$5.75					(3)	12/9/08	"	15,000		15,000	D
Director Stock Option Right to Buy	$2.875					(3)	1/01/10	"	12,500		12,500	D
Director Stock Option Right to Buy	$2.875					(5)	1/11/11	"	12,500		12,500	D
Director Stock Option Right to Buy	$0.24	2/19/03	A		25,000	(6)	1/1/13	"	25,000		25,000	D
Director Stock Option Right to Buy	$0.86	1/02	A		12,500		1/12	"	12,500			D

Explanation of Responses:
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).	/S/ Samuel E. Hunter	3-28-03

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

	**Signature of Reporting Person	Date

(1) Purchase in open market. (2) Exclusive of options to purchase shares of common stock. (3) Fully Vested. (4) These options were granted by J. Michael Moore, Chairman and Chief Executive Officer of the Company, with respect to shares owned by Mr. Moore or an affiliated entity. (5) These options vest as to 2,500 shares per quarter beginning with the quarter ended march 31, 2001. (6) Options vest 25% each calendar quarter becoming fully vested on 12/31/03